UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 5, 2023

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

6.5% Senior Secured Bonds (issued by Red Oak Capital Fund II, LLC)

8.5% Senior Secured Bonds (issued by Red Oak Capital Fund II, LLC)

6.25% Senior Secured Bonds (Series A Bonds) (issued by Red Oak Capital Fund IV, LLC)

8.25% Senior Secured Bonds (Series B Bonds) (issued by Red Oak Capital Fund IV, LLC)

6.5% Senior Secured Bonds (Series Ra Bonds) (issued by Red Oak Capital Fund IV, LLC)

9.0% Senior Secured Bonds (Series Rb Bonds) (issued by Red Oak Capital Fund IV, LLC)

7.50% Senior Secured Bonds (A Bonds) (issued by Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (A R-Bonds) (issued by Red Oak Capital Fund V, LLC)

7.50% Senior Secured Bonds (B Bonds) (issued by Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (B R-Bonds) (issued by Red Oak Capital Fund V, LLC)

Explanatory Note

This Current Report on Form 1-U is being filed by Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (the “Issuer”), as the initial report of the Issuer to the Securities and Exchange Commission (“SEC”) and as notice that the Issuer is the successor issuer to Red Oak Capital Fund II, a Delaware limited liability company (“ROCF II”), Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV”), and Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV and ROCF V a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) pursuant to Rule 257(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).  Accordingly, the Issuer now is subject to the informational requirements of Regulation A under the Securities Act and, in accordance therewith, will file reports and other information with the SEC. The first periodic report to be filed by the Issuer with the SEC will be its Annual Report on Form 1-K for the year ended December 31, 2023 with respect to debt securities originally issued pursuant to Regulation A (the “Regulation A Securities”) under the Securities Act by the Predecessor Issuers.

Item 1.	Fundamental Changes

Mergers and Succession

On October 5, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with Red Oak Capital GP, LLC, a Delaware limited liability company (“Red Oak GP”) including the Predecessor Issuers, each of the Predecessor Issuers and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (“ROIOF” and, together with the Predecessor Issuers, the “Merging Funds”) separately merged with and into the Issuer (the “Mergers”), at which time each Merging Fund became a separate series of the Issuer (each a “Series” and, collectively, the “Series”), succeeding to and continuing to operate the existing business of the respective Merging Fund and the Issuer agreeing, for purposes of ongoing Regulation A reporting obligations of the Predecessor Issuers, to assume those responsibilities.

The Mergers were implemented pursuant to a definitive agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”) by and among Red Oak GP, the sole member and managing member of the Issuer and as the sole member of each of the Merging Funds. In the Mergers, Red Oak GP’s membership interests in each of the Merging Funds was converted into membership interests in the Issuer, resulting in Red Oak GP being the sole member of the Issuer.  The Mergers were approved by Red Oak GP. No vote of or approval by the holders of the Regulation A Securities was required for approval of the Mergers.

The Mergers were effective on October 5, 2023, upon the filing of Certificates of Merger for each of the Mergers with the Secretary of State of the State of Delaware. As a result of the consummation of the Mergers, the respective Series of the Issuer succeeded to all the businesses, assets and liabilities of each of the Merging Funds and owns all the assets previously held by and carries on the business of each of the Merging Funds. Pursuant to Rule 257(b)(5) under the Securities Act, the Issuer is deemed to be the successor issuer to each of the Predecessor Issuers.

Indentures and Supplemental Indentures

On October 5, 2023, Red Oak GP, the Merging Funds and the Issuer completed the Mergers as described above. In connection therewith, upon the consummation of the Mergers a Series of the Issuer and the trustee under each of the Indentures (as defined below) entered into a supplemental indenture (each, a “Supplemental Indenture” and collectively, the “Supplemental Indentures”) to each of the Indentures in order to succeed to all rights of ROCF II, ROCF IV and ROCF V, and to assume all of the obligations of ROCF II, ROCF IV and ROCF V, respectively, under the following Indentures and related Notes (as defined below):

•

the Indenture, dated as of October 25, 2018 (as the same may have been, or in the future may be amended, modified or restated from time to time, the “ROCF II Indenture”), between ROCF II, as issuer, and UMB Bank, N.A.., as successor trustee, providing for the issuance of the 6.5% Senior Secured Bonds and the 8.5% Senior Secured Bonds (the “ROCF II Notes”);

•

the Indenture, dated as of January 3, 2020 (as the same may have been, or in the future may be amended, modified or restated from time to time, the “ROCF IV Indenture”), between ROCF IV, as issuer and UMB Bank, N.A., as trustee, providing for the issuance of the 6.25% Senior Secured Bonds (Series A Bonds), the 8.25% Senior Secured Bonds, (Series B Bonds) the 6.5% Senior Secured Bonds (Series Ra Bonds), and the 9.0% Senior Secured Bonds (Series Rb Bonds) (the “ROCF IV Notes”); and

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•

the Indenture, dated as of July 31, 2020 (as the same may have been, or in the future may be amended, modified or restated from time to time, the “ROCF V Indenture”, and collectively with the ROCF II Indenture and the ROCF IV Indenture, the “Indentures”), between ROCF V, as issuer and UMB Bank, N.A., as trustee, providing for the issuance of the 7.50% Senior Secured Bonds (A Bonds), the 8.00% Senior Secured Bonds (A R-Bonds), the 7.50% Senior Secured Bonds (B Bonds) and the 8.00% Senior Secured Bonds (B R-Bonds) (the “ROCF V Notes”, and collectively with the ROCF II Notes and the ROCF IV Notes, the “Notes”).

There were no material changes to the rights of holders of any of the Regulation A Securities.

The foregoing descriptions are not complete and are qualified in their entirety by reference to the Indentures, the Supplemental Indentures and the forms of the Notes, copies of which are filed or incorporated by reference as exhibits to this Current Report on Form 1-U and are incorporated into this Item 1 by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Certificate of Formation of Red Oak Capital Fund Series, LLC *
2.2	Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC *
3.1

Form of Indenture related to notes issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.2

Form of Series A Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.3

Form of Series B Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.4	First Supplemental Indenture dated September 20, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC *
3.5	Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC *
3.6

Form of Indenture related to notes issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SES by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.7

Form of Series A Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.8

Form of Series B Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.9

Form of Series Ra Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.10

Form of Series Rb Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

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3.11	Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF IV Series of Red Oak Capital Fund Series, LLC *
3.12

Form of Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.13

Form of Series A Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.14

Form of Series A R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.15

First Supplemental Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.16

Form of Series B Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.17

Form of Series B R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.18	Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF V Series of Red Oak Capital Fund Series, LLC *
6.1

Pledge and Security Agreement executed by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

6.2

Pledge and Security Agreement executed by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(f) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

6.3

Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

6.4

First Amendment to Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(h) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

6.5

Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.6

Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.7

Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.8

Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.9

Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.10

Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.11

Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.12

Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.13

Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC, 3592 Procyon, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.14

Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and 3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.15

Commercial Loan Agreement, dated as of December 20, 2021, by and among 939 4th, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

6.16

Promissory Note, dated as of December 20, 2021, issued by 939 4th, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

7.1

Agreement and Plan of Merger, entered into as of September 29, 2023, by and among Red Oak Capital GP, LLC, a Delaware limited liability company, Red Oak Capital Fund Series, LLC, a Delaware series limited liability company, Red Oak Capital Fund II, LLC, a Delaware limited liability company, Red Oak Capital Fund IV, LLC, a Delaware limited liability company, Red Oak Capital Fund V, LLC, a Delaware limited liability company, and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 7.1 to the Current Report on Form 1-U/A filed with the SEC by Red Oak Capital Fund II, LLC on October 5, 2023)

* Filed herewith

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC By: Red Oak Capital GP, LLC, its manager

Date: April 15, 2024	By:	/s/ Robert R. Kaplan
	Title:	Authorized Signatory

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